SUPPL 
06017954

Amer Sports Corporation

PRESS RELEASE 1(1)
October 17, 2006

82-01544

AMER SPORTS ANNOUNCES NEW WINTER & OUTDOOR AMERICAS' HEADQUARTERS IN OGDEN, UTAH

Amer Sports Corporation has selected Ogden, Utah for the home of its recently-created Winter & Outdoor Americas unit. The unit, which includes Amer brands Salomon, Atomic and Suunto, is headed up by Mike Dowse, a 16-year Amer Sports veteran.

The unit was launched in August to provide a more efficient infrastructure for the company's US-based winter and outdoor businesses. This enables Salomon, Atomic and Suunto to increase customer service capacity with retailers and consumers and to help the brands build market position and sales.

"After considering several Western cities, Ogden topped our list in all the critical categories. Its strategic location will enable us to establish our platform, help strengthen the brands, and provide top-notch customer service," explains Mike Dowse, President and General Manager of Amer Winter & Outdoor Americas. "Being based in the heart of the Rocky Mountains, we will be close to the consumers of our brand and our products, keeping us completely in tune with developing trends."

Ogden is located on the west side of the Wasatch Mountains, 60 kilometers north of Salt Lake City International Airport. The city boasts a quick access to some of America's top-rated ski resorts.

Amer Sports expects to initiate its relocation efforts in the spring of 2007.

For further information, please contact:
Mr Max Alfthan, Senior Vice President, Communications, tel. +358 9 7257 8216
Mr Kari Kauniskangas, Senior Vice President, Sales and Distribution, tel. +358 9 7257 8444

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

PROCESSED
NOV 02 2006
THOMSON

RECEIVED
2006 OCT 26 A

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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